1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

October 25, 2012

Via Federal Express and EDGAR

Ms. Jennifer Gowetski

Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Property Partners L.P.

Amendment No. 3 to Registration Statement on Form 20-F

Filed September 17, 2012

File No. 001-35505

Dear Ms. Gowetski:

On behalf of our client, Brookfield Property Partners L.P. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of October 9, 2012 (the “Comment Letter”) to Steven Douglas with respect to the Company’s Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form 20-F (the “Registration Statement”).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment. Following resolution of the Staff’s comments, we will file an amendment to the Registration Statement that is reflective of the Company’s responses provided below.

Unless otherwise noted, page references in the Company’s responses correspond to the pages in Amendment No. 3. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

The following are the Company’s responses to the Comment Letter:

Form 20-F

Transaction Agreements, page 39

1.	Please revise to briefly describe the Voting Agreements and the Master Services Agreement, including quantifying the base management fee and annual escalation amount.

Response.

The Company will revise the disclosure on page 39 to describe the Voting Agreements and the Master Services Agreement, including quantifying the base management fee and annual escalation amount, as follows:

The Service Recipients have entered into a Master Services Agreement pursuant to which the Managers have agreed to provide or arrange for other service providers to provide management and administration services to our company and the other Service Recipients. Pursuant to our Master Services Agreement, we pay a base management fee to the Managers equal to $12.5 million per quarter (subject to an annual escalation by a specified inflation factor beginning on January 1, 2014). For any quarter in which the BPY General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our units, the Service Recipients may elect to pay all or a portion of the base management fee in our units or in limited partnership units of the Property Partnership, subject to certain conditions. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Our Master Services Agreement”. Additionally, the Property Partnership will pay a quarterly equity enhancement distribution to the Property GP LP of 0.3125% of the amount by which the company’s total capitalization value at the end of each quarter exceeds its total capitalization value determined immediately following the spin-off, subject to certain adjustments. The Property GP LP will also receive incentive distributions based on an amount by which quarterly distributions on the limited partnership units of the Property Partnership exceed specified target levels as set forth in the Property Partnership’s limited partnership agreement. See Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement — Distributions”.

Our company and Brookfield have determined that it is advisable for our company to have control over the Property General Partner, Property GP LP and the Property Partnership. Accordingly, the Voting Agreement provides our company, through the BPY General Partner, with a number of rights, including that any voting rights with respect to the Property General Partner, Property GP LP and the Property Partnership will be voted in favour of the election of directors approved by our company. Our company and Brookfield have also determined that it is advisable for our company to have control over certain of the entities through which we hold our operating entities. Accordingly, our company has entered into voting agreements on substantially the same terms as the Voting Agreement, to provide us, through the BPY General Partner, with voting rights over the entities through which we hold certain of our operating entities, including GGP, Rouse and certain of our private equity funds. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Voting Agreements”.

Competitive Strengths, page 41

2.	Based on your response to comment 1 of our comment letter dated September 5, 2012, we continue to question the basis for your dividend projection and how you determined that you have sufficient cash available to pay the dividend. Please revise to balance your disclosure and include risk factor disclosure describing that proposed distributions are significantly greater than cash flow from operating activities and that any distributions are not guaranteed and may not be sustainable. We may have further comment.

Response.

The Company will revise the disclosure on page 39 to include the following new risk factor:

We may not be able to make distributions to holders of our units in amounts intended or at all.

Our company intends to make quarterly cash distributions in an initial amount currently anticipated to be approximately $1.00 per unit on an annualized basis, which initially represents an estimated dividend yield of approximately 4% of IFRS Value. However, despite our projections, there can be no assurance that we will be able to make such distributions or meet our target growth rate range of 3% to 5% annually. Based on amounts derived from the dividend policies currently in place at our operating entities and our projected operating cash flow from our direct investments, our proposed distributions would be significantly greater than such amounts. Despite our intention to use the proceeds of sales of certain of our direct investments or borrowings to fund any shortfall in distributions, we may not be able to do so on a consistent and sustainable basis. Our ability to make distributions will depend on several other factors, some of which are out of our control, including, among other things, general economic conditions, our results of operations and financial condition, the amount of cash that is generated by our operations and investments, restrictions imposed by the terms of any indebtedness that is incurred to finance our operations and investments or to fund liquidity needs, levels of operating and other expenses, and contingent liabilities, any or all of which could prevent us from meeting our anticipated distribution levels. Finally, the BPY General Partner has sole authority to determine when and if our distributions will be made in respect of our units, and there can be no assurance that the BPY General Partner will declare and pay the distributions on our units as intended or at all.

In addition, the Company will revise the disclosure on pages 42 and 189 to add additional risk factor disclosure consistent with the new risk factor described immediately above.

Organizational Chart, page 59

3.	Please revise the chart to reflect footnote (3) on page 60 and include the $1.25 billion of redeemable preferred shares held by Brookfield.

Response.

The Company will revise the organizational chart on page 59 to reflect footnote (3) on page 60 and include the $1.25 billion of redeemable preferred shares held by Brookfield. The revised organizational chart will appear as follows:

(1)	It is currently anticipated that public holders of our units will own approximately % of our units and Brookfield will own approximately % of our units upon completion of the spin-off. In addition, Brookfield will also own Redemption-Exchange Units of the Property Partnership that are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield owning approximately 90% (as currently anticipated) of the units of our company issued and outstanding on a fully exchanged basis. On a fully exchanged basis, public holders of our units would own approximately 10% (as currently anticipated) of the units of our company issued and outstanding, and Brookfield would not hold any limited partnership units of the Property Partnership.
(2)	Pursuant to the Voting Agreement, Brookfield has agreed that certain voting rights with respect to the Property General Partner, Property GP LP and the Property Partnership will be voted in accordance with the direction of our company.
(3)	The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield holds $1.25 billion of redeemable preferred shares of Brookfield BPY Holdings (US) Inc., or CanHoldco, which it received as partial consideration for causing the Property Partnership to directly acquire substantially all of Brookfield Asset Management’s commercial property operations. In addition, Brookfield has subscribed for $5 million of preferred shares of each of CanHoldco and four wholly-owned subsidiaries of other Holding Entities, which preferred shares will be entitled to vote with the common shares of the applicable entity. Brookfield will have an aggregate of 3% of the votes to be cast in respect of CanHoldco and 1% of the votes to be cast in respect of any of the other applicable entities. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Preferred Shares of Certain Holding Entities”.
(4)	Certain of the operating entities and intermediate holding companies that are directly or indirectly owned by the Holding Entities and that directly or indirectly hold our real estate assets are not shown on the chart. All percentages listed represent our economic interest in the applicable entity or group of assets, which may not be the same as our voting interest in those entities and groups of assets. All interests are rounded to the nearest one percent and are calculated as at June 30, 2012.
(5)	Our interest in Brookfield Office Properties Inc., or Brookfield Office Properties, is comprised of 49.6% of the outstanding common shares and 97.1% of the outstanding voting preferred shares. Brookfield Office Properties owns an approximate 83.3% aggregate equity interest in Brookfield Canada Office Properties, a Canadian real estate investment trust that is listed on the TSX and the NYSE, and an approximate 84.3% interest in the U.S. Office Fund, which consists of a consortium of institutional investors and which is led and managed by Brookfield Office Properties.
(6)	Our Australian office platform consists of our economic interest in certain of our Australian office properties not held through Brookfield Office Properties.
(7)	Our interest in General Growth Properties, Inc., or GGP, is comprised of an interest in approximately 21% (38% with our consortium partners) of the outstanding shares of common stock. We, and our consortium partners, also own warrants to acquire additional shares of common stock, which warrants were “in-the-money” as at June 30, 2012.
(8)	Rouse Properties Inc., or Rouse, is a newly formed NYSE-listed company that GGP spun-out to its shareholders on January 12, 2012. As at June 30, 2012, we had interests of approximately 36% (54% with our consortium partners) of the outstanding shares of common stock.
(9)	Our economic interest set forth above is reflected as a range because our multi-family and industrial and our opportunistic investments portfolios are held through Brookfield-sponsored private funds in which we hold varying interests.

Operating Entities, page 62

4.	We note your revised disclosure on page 63 that you and your consortium partners own approximately 63 million warrants to acquire additional shares of common stock. Please revise to include the percentage of common stock these warrants would represent upon exercise for both you and your consortium partners.

Response.

The Company will revise the disclosure on page 63 by adding in language that includes the percentage of common stock the warrants would represent upon exercise for both the Company and its consortium partners. The additional language will be as follows:

Assuming the exercise of these warrants, we and our consortium partners would hold an aggregate of approximately 421 million shares of GGP, representing approximately 39% of the outstanding shares of common stock of GGP on a fully diluted basis (and 42% assuming that only we and our consortium partners exercise the warrants).

Performance Measures, pages 66 — 67

5.	We have considered your response to comment three. We continue to believe that the title of your FFO measure should be revised to highlight the variation from the industry-recognized NAREIT defined measure.

Response.

As discussed with the Staff on October 17, 2012, the Company acknowledges that the Staff continues to consider the Company’s presentation of FFO.

Proportionate Summary Financial Information, pages 111 — 113

6.	We have considered your responses in regards to your presentation of the proportionate balance sheet and income statement financial information. We continue to believe that such presentation is not appropriate since it attaches undue prominence to the non-IFRS information. Please revise to remove the presentation of proportionate balance sheet and income statement financial information. For reference, see Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-IFRS Financial Measures.

Response.

The Company will remove the presentation of proportionate balance sheet and income statement financial information which appears on pages 111 to 113.

Commercial Property Operations and Brookfield Asset Management Inc.

Carve-out Statements of Income (Loss), page F-5

7.	Please further address the following items with regard to your presentation of property net operating income in your statements of income:

•	We note that although you believe that you have not excluded from property net operating income any activities that you believe would normally be regarded as part of property operating activities, you do exclude certain costs of an operating nature (i.e., General and administrative expense and Depreciation and amortization). Thus, please remove this operating measure or revise it to include all costs of an operating nature. Reference is made to paragraphs 85, 86, and BC 56 of IAS 1.

•

We note that you have not provided an “analysis” of the expenses included in property net operating income using a classification based on either their nature or their function within your entity as required by paragraph 99 of IAS 1. Furthermore, please note that paragraph 32 of IAS 1 does not allow offset of income and expenses, unless required or permitted by IFRS. Therefore, please revise your financial statements to separately disclose these expenses on the face of your statements of income.

Response.

The Company acknowledges the Staff’s comment regarding the characterization of the line item “Property Net Operating Income” as an operating measure and proposes to revise its presentation of the carve-out statement of income (loss), in an amendment to the Registration Statement, to present the revenues and direct expenses with a sub-total line item representing the Company’s gross profit. For greater specificity, the Company proposes to present Commercial property revenue and Hospitality revenue line items, Direct commercial property expenses and Direct hospitality expenses line items and a sub-total labeled as “Net Commercial Property and Hospitality Income”. The direct expenses line items will include all direct operating costs that are relevant to present the Net Commercial Property and Hospitality Income measure.

The presentation the Company is proposing is recommended by the European Public Real Estate Association (“EPRA”) Best Practices Recommendations July 2009 (“EPRA BPR”) which provides financial reporting best practices for IFRS public real estate entities. The EPRA BPR specifically recommends the presentation of a line item generally referred to as Net Rental Income (equivalent to the Company’s proposed presentation of “Net Commercial Property and Hospitality Income” reflecting the specific nature of the Company’s operations) on the face of the income statement. It is worth noting that the EPRA BPR objective, as stated in its recommendations document, is to make the financial statements of public real estate companies clearer, more transparent and comparable. The Company believes that not only is the proposed presentation consistent with the objectives of the EPRA BPR recommendations, but that the proposed presentation is the prevalent practice among most IFRS public real estate entities and accordingly is a relevant industry presentation which readers of the real estate industry financial statements view as meaningful, relevant and comparable. This presentation is also meaningful to management, as it is used to evaluate the performance of the Company’s commercial property and hospitality operation, and for readers to understand the Company’s financial performance and accordingly is consistent with the guidance set out in paragraphs 85, 86 and BC 56 of IAS 1 which permits additional line items, headings and subtotals when such presentation is relevant to an understanding of the entity’s financial performance.

The Company further advises the Staff that it will provide, in an amendment to the Registration Statement, a relevant analysis of the nature of Direct commercial property expenses, Direct hospitality expenses, Administration expenses and any other expense line items presented by function on the carve-out statements of comprehensive income within the notes to the carve-out financial statements, as prescribed by paragraph 99 of IAS 1.

Unaudited Pro-Forma Financial Statements

Note 4 — Pro-Forma Adjustments

(e) Partnership Equity, page PF-11

8.	We continue to consider your analysis regarding non-controlling interest.

Response.

The Company acknowledges that the Staff will continue to consider the Company’s analysis regarding non-controlling interests.

* * *

The Company, in response to the request contained in the Comment Letter, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta

Mile T. Kurta

(Enclosure)

cc:	Jessica Barberich
Kevin Woody
Folake Ayoola
(Securities and Exchange Commission)

Steven Douglas
(Brookfield Property Partners L.P.)